AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON

August 31, 2006
Registration No. 333-136119

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 1
to
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

O2DIESEL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	91-2023525
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

100 Commerce Drive
Suite 301
Newark, Delaware 19713
(302) 266-6000
(Address, including zip code and telephone number of Principal Executive Offices)

ALAN R. RAE
O2DIESEL CORPORATION
100 COMMERCE DRIVE, SUITE 301
NEWARK, DELAWARE 19713
(302) 266-6000
(Name, address, including zip code, and telephone number, including area code, of agent for service of each registrant)

WITH A COPY TO:
KEVIN J. LAVIN, ESQ.
ARNOLD & PORTER LLP
1600 TYSONS BOULEVARD
SUITE 900
MCLEAN, VIRGINIA 22102

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable, after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (“Securities Act”) other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

If this Form is post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT HAS FILED A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED AUGUST 31, 2006.

PROSPECTUS
O2Diesel Corporation

4,457,609 Shares of Common Stock

The 4,457,609 shares of our common stock offered by this prospectus include (i) 82,850 shares of common stock issued to investors in a private placement completed on June 10, 2005; (ii) 41,425 shares of common stock issuable upon exercise of warrants granted to the selling stockholders in connection with the private placement completed on June 10, 2005 (“Subscription Warrants”); and (iii) 4,333,334 shares of common stock issuable upon exercise of warrants granted to the selling stockholders in connection with the private placement completed on April 27, 2006 (the “Investor Warrants,” and together with the Subscription Warrants, the “Warrants” ). We will receive the exercise price of the Warrants when and if they are exercised. If all of the Warrants for which we are registering the underlying shares of our common stock are exercised for cash, we would receive an aggregate of $3,618,497 of gross proceeds. The common stock and the warrants will be issued to accredited investors in a transaction that will be exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated under the Securities Act.

The selling shareholders may offer their shares of common stock through public transactions executed through one or more broker-dealers at prevailing market prices or in private transactions directly with purchasers or at privately negotiated prices. For a description of the plan of distribution of the shares see page 19 of this prospectus.

Our common stock is traded on the American Stock Exchange under the symbol “OTD.” On August 30, 2006 the last reported sale price for our common stock as reported on the American Stock Exchange was $.92 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER CAREFULLY THE “RISK FACTORS” BEGINNING ON PAGE 7 FOR A DISCUSSION OF THESE RISKS.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is August 31, 2006.

You may rely only on the information provided or incorporated by reference in this Prospectus. Neither we nor the selling stockholder have authorized anyone to provide information different from that contained in this Prospectus. Neither the delivery of this Prospectus nor the sale of the securities means that the information contained in this Prospectus is correct after the date of this Prospectus. This Prospectus is not an offer to sell or solicitation to buy the securities in any circumstances under which the offer or solicitation is unlawful.
-i-

Prospectus Summary

The following summary highlights information contained elsewhere in this Prospectus. It may not contain all of the information that is important to you. You should read the entire Prospectus carefully, especially the discussion regarding the risks of investing in O2Diesel Corporation common stock under the heading “Risk Factors,” before investing in O2Diesel Corporation common stock. In this Prospectus, “OTD,” “Company,” “we,” “us,” and “our” refer to O2Diesel Corporation.

The Company and our Business

O2Diesel Corporation (“O2Diesel” or the “Company”) is a development stage company and has developed a proprietary additive product designed to enable distillate liquid transportation fuels to burn cleaner by facilitating the addition of ethanol as an oxygenate to these fuels. To date, the Company’s operations have continued to be focused on raising capital, performing research and development, and bringing its product to market.

O2Diesel’s predecessor, Dynamic Ventures, Inc., was incorporated in the State of Washington on April 24, 2000. Dynamic Ventures, Inc. changed its name to O2Diesel Corporation effective June 10, 2003, in contemplation of the reverse acquisition of AAE Technologies International Plc (“AAE”). On July 15, 2003, O2Diesel acquired all of the issued and outstanding shares of AAE in exchange for 17,847,039 shares of its common stock. As a result of this transaction, the former shareholders of AAE acquired control of the combined companies. The acquisition of AAE has been accounted for as a capital transaction followed by a recapitalization. AAE was considered to be the accounting acquirer. Accordingly, the historical financial statements of AAE are considered to be those of O2Diesel for all periods presented.

In conjunction with the reverse acquisition, the Company completed a private placement of its common stock whereby it issued 3,333,333 shares of common stock at $1.50 per share. Of the $5.0 million raised, approximately $800,000 was used to pay the cost of the reverse acquisition and private placement, $1.0 million was used to repay a bridge loan that was made in contemplation of the transaction, and the balance of $3.2 million was used to fund the ongoing developmental activities of the Company.

Corporate Information

The Company was originally incorporated in the State of Washington on April 24, 2000. On December 31, 2004, the Company was reincorporated under the laws of the State of Delaware. Our executive offices are located at 100 Commerce Drive, Suite 301, Newark, Delaware 19713, and our telephone number is (302) 266-6000. The address of our website is www.o2diesel.net. Information on our web site is not part of this Prospectus.

The Company’s Common Stock

The Company’s common stock trades on the American Stock Exchange (“AMEX” or “Exchange”) under the symbol “OTD.”

Recent Developments

During the first half of 2006, we continued our efforts to generate sales to our targeted fleet customers in the U.S. and Brazil. At the same time, we also continued to devote resources to our CityHome™ marketing program as a means of obtaining sales under this initiative and developing historical operating and performance data. CityHome™ is a marketing and sales initiative directed at municipal transit agencies across the United States. This program stresses the environmental benefits of our fuel and is designed to allow transit authorities to purchase O2Diesel™ for the same price that they would otherwise pay for regular diesel fuel. All additional costs of the program are intended to be funded by corporate sponsors who wish to have their brands associated with a clean air campaign. While we have received sponsorship funding for our current City Home™ programs, the current fleet demonstrations being executed under this program have continued to require significant financial support from the Company. As a result, we have decided to limit new CityHome™ programs only to instances where we are assured of a level of sponsorship funding needed to cover all expenses of the demonstration. In addition, we have reduced our participation in one of our CityHome™ programs (Des Moines) to a small number of vehicles due to issues relating to continued water contamination of the fuel supplied to this fleet.

During the first half of 2006, the Company experienced continued commercial success with its activities at the Port of Long Beach and is currently pursuing additional opportunities in this market segment. During the same time period, a number of discussions and initiatives were commenced in Europe with various parties to test our fuel, to determine the market size and acceptance of our fuel for use in Europe, and to define the regulatory requirements to implement our fuel on both an experimental test and commercial basis. We expect these activities to continue in the near term.

As part of our continuing sales initiatives, we have also expanded our efforts to establish and improve the logistics network required for the delivery of O2Diesel™ to fleet and CityHome™ customers. These efforts have centered on developing strategic relationships with ethanol producers and distributors in order to improve both quality consistency and price stability. In addition, we are also continuing a series of product tests and demonstrations that relate directly to our sales initiatives and which are designed to meet the needs of our targeted customers.

These tests include completing the necessary test protocols and making the required submissions to allow O2Diesel™ to be designated as a Diesel Emissions Control Strategy fuel in California, to obtain EPA registration for our fuel and to develop an ASTM (American Society for Testing and Materials) for O2Diesel™. This work has taken longer than originally anticipated, and final regulatory approvals for these submissions are not expected prior to the end of 2006. The Company has also continued it’s testing and development work under a variety of government contracts awarded through the Department of Energy and the Department of Defense.

Description of Capital Stock

General

Our authorized capital stock consists of 135,000,000 shares of common stock, par value of $0.0001 per share and 20,000,000 shares of preferred stock, par value of $0.0001 per share.

As of June 30, 2006, we had 73,753,272 shares of common stock outstanding. Our common stock is traded on AMEX under the trading symbol “OTD.” On December 16, 2004, the AMEX notified us that we did not meet certain AMEX listing standards for stockholders’ equity of greater than $6.0 million. We have filed a plan (“AMEX Plan”) with the AMEX, which it accepted on February 15, 2005, which sets forth the steps that we intend to take to regain compliance with the AMEX’s listing standards. In December 2005, the Company determined that it could not meet certain conditions of the AMEX Plan and met with representatives of the AMEX to discuss the need to develop an amended plan to demonstrate how the Company will be in compliance by June 2006.

As indicated in our Form-10-QSB filed for the quarter ended March 31, 2006, the Company was not in compliance with the listing standards of the AMEX, because it lacked the requisite amount of stockholders’ equity. To achieve the required level of stockholders’ equity, we anticipated having to raise a total of approximately $10.5 million in new equity during 2006. The Company believed it needed to raise an additional $7 million in new capital prior to June 2006 and then raise an additional $3.5 million in equity in the second half of 2006 to allow it to execute its business plan for the year and to remain in compliance with the AMEX standards. As part of its efforts to meet these AMEX requirements, the Company closed an offer to existing warrant holders to exercise their warrants at a reduced price for proceeds of $592,692 after expenses. In addition, the Company closed two private placements totaling $6.5 million as part of this effort. Finally, certain shareholders from a 2005 private placement exercised their warrants in June 2006 for proceeds of $865,480, after expenses. On July 17, 2006, the Company received a letter from the AMEX indicating that the Company has regained compliance with AMEX listing requirements.

Failure to remain in compliance with AMEX’s listing standards will likely lead to the delisting of our common stock from AMEX. We cannot assure you if we will continue to meet the AMEX’s listing requirements. If the Company’s common stock was to be de-listed by the AMEX, its shares would continue to be traded as a bulletin board stock.

 Each share of our common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. We have never paid cash dividends on our common stock and we do not expect to declare or pay cash dividends in the foreseeable future. We presently expect to retain any future earnings to fund continuing development and growth of our business. Any payment of dividends on our common stock in the future is subject to the discretion of our Board of Directors and will depend on our earnings, financial condition, capital requirements and other relevant factors.

Interwest Transfer Co., Inc. is the transfer agent and registrar for our common stock.

$2.0 million and $3.0 million Private Placements

On March 17, 2005 and May 20, 2005, we closed our first stage of a private placement (“1st Stage”) and entered into Subscription Agreements with various investors pursuant to which the investors purchased an aggregate of 2,803,428 shares of our common stock and warrants to purchase up to 1,401,714 shares of our common stock. Our agreement with these investors requires us to register an aggregate of 4,205,142 shares of our common stock, which include the number of shares of our common stock issuable by us upon the exercise of the warrants.

On June 10, 2005, we closed our second stage private placement (“2nd Stage,” and together with the 1st Stage, the “Private Placements”) and entered into Subscription Agreements with various investors pursuant to which the investors purchased an aggregate of 4,712,553 shares of our common stock and warrants to purchase up to 2,356,276 shares of our common stock. Our agreement with these investors requires us to register an aggregate of 7,068,829 shares of our common stock, which include the number of shares of our common stock issuable by us upon the exercise of the warrants.

The warrants issued to certain selling stockholders entitle such selling stockholders to purchase over a period of two years, up to a total of 3,757,990 shares of common stock, 1,401,714 shares of our common stock for the 1st Stage and 2,356,276 shares of our common stock for the 2nd Stage. Each warrant is exercisable at a price of $0.70 per share during the first twelve months following the respective closing, or $1.05 per share in the second twelve months following the respective closing.

$4.0 million Private Placement

On April 6, 2006, the Company entered into a Common Stock and Warrant Purchase Agreement (the “$4.0 million Purchase Agreement”) with a European investor for 5,333,333 shares of Common Stock at a purchase price of $0.75 per share in a private placement, for total proceeds of $4,000,000. The purchase price represented a discount of approximately ten percent (10%) in comparison to the prevailing market price of the Company’s common stock during the period of negotiations for this private placement.

As part of the sale, the Company also issued warrants to purchase 2,666,667 shares of Common Stock at an exercise price of $0.825 per share during the period of six (6) months to forty-two (42) months subsequent to the date of issuance. The warrants expire forty-two months after the date of issuance.

On April 27, 2006, the Company entered into Amendment No. 1 (the “$4.0 million Amendment”) to the $4.0 million Purchase Agreement. The $4.0 million Amendment (i) modified the amount of liquidated damages to a maximum of 8% of the purchase price; and (ii) added that stockholder approval will be obtained prior to the Company issuing the shares of common stock issuable upon exercise of the warrants. There were no other changes to the $4.0 million Purchase Agreement. This transaction closed on April 27, 2006. Stockholder approval was received on July 6, 2006.

The common stock and warrants were issued in a transaction that is exempt from the registration requirement pursuant to Section 4(2) of the Securities Act and under Regulation D promulgated under the Securities Act.

$2.5 million Private Placement

Also on April 6, 2006, the Company entered into a Common Stock and Warrant Purchase Agreement (the “$2.5 million Purchase Agreement”) with an European investor for 3,333,333 shares of Common Stock at a purchase price of $0.75 per share in a private placement, for total proceeds of $2,500,000. The purchase price represented a discount of approximately ten percent (10%) in comparison to the prevailing market price of the Company’s Common Stock during the period of negotiations for this private placement.

As part of the sale, the Company also issued warrants to purchase 1,666,667 shares of Common Stock at an exercise price of $0.825 per share during the period of six (6) months to forty-two (42) months subsequent to the date of issuance. The warrants expire forty-two months after the date of issuance.

On April 27, 2006, the Company entered into Amendment No. 1 (the “$2.5 million Amendment”) to the $2.5 million Purchase Agreement. The $2.5 million Amendment (i) modified the amount of liquidated damages to a maximum of 8% of the purchase price; and (ii) added that stockholder approval will be obtained prior to the Company issuing the shares of Common Stock issuable upon exercise of the warrants. There were no other changes to the $2.5 million Purchase Agreement. This transaction closed on April 27, 2006. Stockholder approval was received on July 6, 2006.

The common stock and warrants were issued in a transaction that is exempt from the registration requirement pursuant to Section 4(2) of the Securities Act and under Regulation D promulgated under the Securities Act.

Preferred Stock

In March 2004, the Company approved the designation of two new series of preferred shares. The new preferred shares, which consist of one million five hundred and fifty thousand (1,550,000) shares of Preferred Stock, are Series A and B 0% Convertible Preferred Stock, par value $.0001 (the “Series A Preferred Stock” and “Series B Preferred Stock”). The Series A and B Preferred Stock do not pay dividends and have no voting power, except as may be provided by state law. The stated value of both the Series A and B Preferred Stock is $10.00 per share (“Stated Value”), and the liquidation preference with respect to a share of the Series A and B Preferred Stock shall be its Stated Value. The Series A and B Preferred Stock shall, as to redemptions and distribution of assets, dissolution, or winding up of the Company, rank (i) prior to any class of the Company’s common stock, (ii) prior to any class or series of capital stock hereafter created that, by its terms, ranks junior to the Series A and B preferred Stock, (iii) junior to any class or series of capital stock of the Company hereafter created which by its terms ranks senior to the Series A and B preferred stock. The Series A and B Preferred Stock shall rank pari passu as to one another.

The Series A and B Preferred Stock may be converted at the option of the holder at any time following two years from the Closing dates for the purchases of the preferred shares, which were March 3, 2004 and March 29, 2004, respectively. Except as specified in the Certificates of Designation, neither the holders of the Series A and Series B Preferred Stock nor the Company may demand that the preferred shares be redeemed. In the event that the Company engages in a transaction or a series of transactions that cause it to consolidate or merge with or into another entity, or permit any other entity to consolidate or merge with or into it, or undergo a change in control, the Company may demand that the holders convert all shares of the Series A and B Preferred Stock into shares of the Company’s common stock. If the holders do not comply with such demand, the Company may redeem all shares of the Series A and B Preferred Stock at the Stated Value of each.

Each share of Series A Preferred Stock is convertible into shares of the Company’s common stock, at a variable conversion ratio which is the lesser of (a) $4.00 as adjusted (the “Series A Fixed Conversion Price”) or (b) eighty percent (80%) of the lowest closing bid price for the common stock in the ten business days preceding the date of conversion, but, in no case, less than twenty-five percent (25.0%) of the Series A Fixed Conversion Price, as adjusted, or $1.00 per share. Based on the conversion ratio the holder of Series A Preferred Stock will never receive more than 8,000,000 or less than 2,000,000 shares of the Company’s common stock upon conversion of the Series A Preferred Stock.

Each share of Series B Preferred Stock is convertible into shares of the Company’s common stock, at a variable conversion ratio which is the lesser of (a) $3.65 as adjusted (the “Series B Fixed Conversion Price”) or (b) eighty percent (80%) of the lowest closing bid price for the common stock in the ten business days preceding the date of conversion, but, in no case, less than twenty-seven and four tenths percent (27.4%) of the Series B Fixed Conversion Price, as adjusted, or $1.00 per share. Based on the conversion ratio the holder of Series B Preferred Stock will never receive more than 7,500,000 or less than 2,054,795 shares of the Company’s common stock upon conversion of the Series B Preferred Stock.

The purchaser of the Series A Preferred Stock was granted an option to purchase additional shares of the Company’s common stock equal to the difference between the number of shares of common stock actually received upon conversion and the number of shares that would have been received at a conversion price of $1.82. The exercise price shall be the Series A Fixed Conversion Price, which in the case of the Series A Preferred Stock is $4.00 per share. As of April 20, 2006, all of the Series A Preferred Stock had been converted into 8,000,000 shares of common stock at the conversion price of $1.00 per share.

The purchaser of the Series B Preferred Stock was granted an option to purchase additional shares of the Company’s common stock equal to the difference between the number of shares of common stock actually received upon conversion and the number of shares that would have been received at a conversion price of $1.82. The exercise price shall be the Series B Fixed Conversion Price, which in the case of the Series B Preferred Shares is $3.65 per share. As of April 20, 2006, all of the Series B Preferred Stock had been converted into 7,500,000 shares of common stock at the conversion price of $1.00 per share.

The description of our capital stock does not purport to be complete and is qualified in all respects by reference to our Certificate of Incorporation and Bylaws, the Delaware General Corporation Law, the Subscription Agreements, the Common Stock and Warrant Purchase Agreements and the Warrants. Forms of the Subscription Agreement and Warrant for the 2nd Stage are included as Exhibit 10.1 and 10.2 to the Form 8-K filed on June 16, 2005 and are incorporated herein by reference. The Common Stock and Warrant Purchase Agreement and Warrant for the $4.0 million Private Placement is included as Exhibit 10.1 and 10.2 to the Form 8-K filed on April 20, 2006 and Amendment No. 1 to the Common Stock and Warrant Purchase Agreement is included as Exhibit 10.1 to the Form 8-K filed on April 27, 2006 and are incorporated herein by reference. The Common Stock and Warrant Purchase Agreement and Warrant for the $2.5 million Private Placement is included as Exhibit 10.3 and 10.4 to the Form 8-K filed on April 20, 2006 and Amendment No. 1 to the Common Stock and Warrant Purchase

Agreement is included as Exhibit 10.4 to the Form 8-K filed on April 27, 2006 and are incorporated herein by reference.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, with respect to the securities offered under this prospectus. This prospectus relates to an aggregate amount of up to 4,457,609 shares of our common stock that may be offered for sale by the selling shareholders. We are registering the shares of common stock covered by this prospectus to fulfill our contractual obligations under the Subscription Agreements and the Common Stock and Warrant Purchase Agreements with the selling shareholders. We have agreed to bear the expenses of the registration of the shares of common stock under federal and state securities laws, but we will not receive any proceeds from the sale of any shares of common stock offered under this prospectus. The selling shareholders may sell these shares of common stock directly to purchasers or they may sell these shares of common stock to purchasers through agents or dealers pursuant to this prospectus. The selling shareholders will receive all of the proceeds from the sale of their common stock and will pay all selling commissions and transfer taxes applicable to any sale. Registration of these shares of common stock does not necessarily mean that the selling shareholders will actually sell these shares of common stock. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

RISK FACTORS

An investment in the Company’s common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this Prospectus before deciding to invest in shares of the Company’s common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks that we face. If any of the following risks actually occurs, our business, financial condition, liquidity, results of operations and prospects for growth could be materially adversely affected, the trading of our common stock could decline, and you may lose all or part of your investment. You should acquire shares of our common stock only if you can afford to lose your entire investment. We make various statements in this section which constitute “forward-looking statements” under Section 27A of the Securities Act. See “Forward-Looking Statements.”

Risks Related to our Business

We have incurred significant losses to date, and there is no guarantee that we will ever become profitable.

The Company has earned almost no revenue from sales as we have focused on the development of our core technology and an infrastructure for the sale of our product. The continued investments in our infrastructure and commercialization efforts will require substantial new funding. There can be no assurance that our commercialization efforts will prove successful. Thus, we may sustain losses for the foreseeable future. To date, we have not paid any dividends and it is not anticipated that we will do so in the foreseeable future as any profits generated are likely to be retained and used to finance the development and expansion of our business.

We rely on commercial arrangements with third parties, and any failure to retain relationships with these third parties could negatively impact our ability to develop and market our products.

We anticipate that our success in creating markets for our products will depend largely on our ability to identify and establish strategic alliances with companies and individuals that have experience in manufacturing and distributing products to the markets we have identified. We have supplied our technology for evaluation purposes to a number of strategic partners and customers. As such, our plans are dependent on and have been developed on the assumption that our technology will be promoted by the strategic partners and adopted by the customers we have identified. However, there can be no assurance that the commercial arrangements with current or future strategic partners and customers will proceed beyond the initial phases of such arrangements, even if such phases are successfully completed, or that following the initial phases the strategic partners and customers identified will choose to purchase and distribute our products.

The Company’s core products may not be acceptable to commercial customers.

Our core product is an additive for ethanol-diesel blends. Extensive tests of a range of ethanol-diesel blends treated with the additive have been undertaken. However, as with any new technology, there are risks associated with the commercial production and use of this product and we have experienced technical difficulties when deploying our fuel in commercial applications. Specifically, the resultant fuel has a flashpoint closer to gasoline than to ordinary diesel and is intolerant of water at certain levels. These factors have required us to take additional precautions when transporting, storing and handling the finished fuel. These characteristics may make the finished fuel and our products unattractive to certain distributors, customers and end-users. In addition, the finished fuel may only be stored and dispensed from tanks that meet stringent standards for cleanliness and not all tanks may be capable of achieving these standards.

Our future revenues are unpredictable and our operating results may fluctuate.

We expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which are outside our control, including (i) demand for our products, (ii) introduction or enhancement of products by the Company or its competitors, (iii) market acceptance of our products, (iv) price reductions by the Company or its competitors or changes in how new products are priced, (v) availability of fuel grade ethanol of adequate quality and at prices which are economical, (vi) availability of distribution channels through which our products are to be sold, (vii) potential costs of litigation and intellectual property protection, (viii) our ability to attract, train and retain qualified personnel, (ix) the amount and timing of unforeseeable operating costs and capital expenditures related to the expansion of our business, operations and infrastructure, (x) any technical difficulties with respect to the use of our products, including the satisfactory resolution of technical issues regarding flame arrestor availability, ambient temperature issues and function, fuel storage and dispensing requirements of our product, and (xi) effects of current and future governmental regulations on the sale of our products, which may be significant.

As a result of the lack of a sales history of our products, we do not have relevant historical financial data for any periods on which to forecast revenues or expected operating expenses in connection with growing revenues in the future. Our expense levels are based in part on certain expectations with regard to future revenues. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. As a result, any significant shortfall in anticipated demand for our products relative to our expectations would have an immediate adverse effect on the Company’s business, financial conditions and result of operations.

We have developed a marketing strategy directed to selling our finished fuel to municipal transit authorities. This new strategy is referred to as CityHome™. A key part of this strategy is dependent upon receiving substantial amounts of revenue from third parties that pay sponsorship fees to participate in the CityHome™ programs, and there can be no assurance that such revenues will be received. Insufficient history exists to determine if the CityHome™ initiative will prove viable and to determine if third parties are prepared to fund these programs through the payment of sponsorship fees.

Our ability to operate at a profit is dependent on the price and availability of ethanol.

Our results of operations and financial condition have been and will continue to be significantly affected by the cost and supply of ethanol. Cost and supply are subject to and determined by market forces over which we have no control. The price of ethanol can be volatile as a result of a number of factors, such as the overall supply and demand, the level of government support, and the availability and price of competing products. For example, in response to the Environmental Protection Agency’s (“EPA”) recent designation of methyl tertiary butyl ether (MBTE) as a carcinogen and the inability for petroleum refiners to secure indemnification regarding its inclusion in petroleum products, most petroleum refiners have elected to replace this substance with ethanol in gasoline produced in the United States. The replacement of this ingredient in gasoline has caused the demand for ethanol to increase dramatically, with a corresponding increase in its price. A benefit of this phenomenon has been to increase the availability of ethanol at petroleum terminals when compared to the recent past. However, the rise in ethanol cost has made the price of O2Diesel™ fuel increase in relation to conventional diesel fuel during the second quarter of 2006.

Generally, higher ethanol prices, in relation to diesel and biodiesel fuels, will produce lower profit margins. This is especially true if market conditions do not allow us to pass through these increased costs to our customers. There is no assurance that we will be able to pass through these higher ethanol costs. If higher ethanol prices were to be sustained for an extended period of time, such pricing may have a material adverse effect on our ability to grow profitable sales and operations, with a corresponding adverse impact on our cash flows and financial performance.

We intend to contract with third parties to help control the costs of ethanol purchased and reduce short-term exposure to price fluctuations. Currently, we do not have definitive agreements with third parties for all of our needed supply. There is no assurance that agreements to supply the remainder of our ethanol needs will be available or be on acceptable terms. We are examining the feasibility of acquiring an ownership interest in sites in which ethanol production facilities may be constructed or existing ethanol production facilities as a possible means of securing ethanol on favorable terms, but there can be no assurance that we will be able to complete such an acquisition. In addition to being able to obtain the necessary quantity of ethanol, it is important to carefully select ethanol suppliers because there is a wide range of fuel grade ethanol in the marketplace. It is critical that the ethanol component of O2Diesel™ be of a consistently high quality and that it meet certain other specifications. There is no assurance that we will be able to obtain quality ethanol from suppliers.

If our products do not achieve market acceptance, we may not have sufficient financial resources to fund further development.

While we believe that a viable market exists for our technology, there can be no assurance that such technology will prove to be an attractive alternative to conventional or competitive products in the markets that we have identified for exploitation. In the event that a viable market for our products cannot be created as envisaged by our business strategy, we may need to commit greater resources than are currently available to further develop our technology into a commercially viable product. There can be no assurance that we would have sufficient financial resources to fund further development or that such development would be successful. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. There can be no assurance that, when required, sufficient funds will be available to us on satisfactory terms.

Our business could suffer if we are unable to effectively compete with our competitors’ technologies.

We have identified as competitors a number of technologies and companies who are predominantly focusing on the diesel emission reduction market. In addition, other companies, many of which are likely to have substantially greater financial, research and development, sales and marketing and personnel resources, may currently be developing, or may develop in the future, technologies and products that are equally or more effective and/or economical as any product we may develop, or which would otherwise render our technologies obsolete.

We may be unable to protect our intellectual property, which would negatively affect our ability to compete.

Our success will partly depend on our ability to obtain patent protection for our technology and to maintain the confidentiality of our intellectual property. We have a number of pending patent applications. However, the patent positions of technology-based enterprises, including the Company, are subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and priority of a particular patent. There can be no assurance that patent applications that we have submitted for approval, but which are pending, or which we will make, will be granted or if granted, will not be successfully challenged. Furthermore there is no assurance that our existing or future patent rights will afford protection against unauthorized use of our technology. We may incur substantial costs to enforce our intellectual property rights or to defend against third party claims of infringement. We recognize that there are certain jurisdictions where we have not applied for patent protection and where no patent protection may be available. Our ability to market products or technology in these jurisdictions may be limited. Additional patents relating to other aspects of our products may be sought. There can be no assurance as to the breadth or degree of protection which existing or future patents, if any, may afford us, that any patent applications will result in issued patents or that our patents will be upheld, if challenged, or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to us.

Our methods to protect the concepts, ideas, proprietary know-how and documentation of our proprietary technology may not afford us complete protection, and there can be no assurance that others will not obtain access to our know-how concepts, ideas and documentation. Furthermore, there can be no assurance that confidentiality arrangements with our directors, employees, consultants, manufacturers, suppliers and prospective licensees will adequately protect our trade secrets.

If our competitors receive patents in respect of technology or products similar to or competitive with those of the Company, we may have to obtain appropriate licenses under such patents or cease and/or alter certain of our activities or processes, or develop or otherwise obtain alternative technology, the prospects for all of which are uncertain.

We may not be able to have manufactured and to market our products in commercial quantities.

Our products must be manufactured in commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We do not own and operate manufacturing facilities and are reliant on our strategic partner Cognis Deutschland GmbH (“Cognis”) for the development and manufacture of the additive. There can be no assurance that Cognis’s existing facilities and/or raw material supplies will be adequate to meet our long term objectives. If Cognis cannot meet our needs, we will seek other manufacturers. The availability, pricing and supply of our products are currently dependent on arrangements with Cognis, but the cost and availability of raw materials, ethanol and diesel, the availability of tax and other incentives for our products and arrangements for the distribution of our products by others, are all wholly or partly outside our control. While we believe there is sufficient manufacturing capacity to meet our long term objectives, we do not own or control these manufacturers, so this could change.

We may not be able to distribute our products in commercial quantities.

Our products must be distributed in commercial quantities, in compliance with regulatory requirements and at an acceptable cost. We do not own and operate distribution facilities and are reliant on our jobbers and others for the distribution and delivery of our additive and the finished fuel.

Our business may be harmed if we fail to obtain regulatory approvals or comply with legislative and regulatory requirements.

The manufacturing, marketing, supply, distribution and use of fuel and fuel additives are subject to extensive legislation and regulation in most jurisdictions in which we intend to do business. Our additive and the resultant ethanol-diesel blend will be competing with both ordinary diesel fuel and other fuels and solutions that claim to offer environmental benefits. The business of O2Diesel depends, in part, on the availability of environmental legislation which requires or provides incentives to customers to use products similar to our own. New or revised legislation and regulations as a result of changes in the prevailing political climate or for any other reasons, which for example remove the availability of incentives or which impose additional compliance burdens on us, or which provide incentives to distributors and customers to adopt competitive products, could have an adverse effect on our business, prospects, results of operation and financial position.

The development and manufacture of our technology may subject us to environmental compliance or remediation obligations.

Our operations are and will be subject to many environmental laws and regulations wherever it is used. Such laws and regulations govern, among other things, fuel emissions, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. As with other companies engaged in similar activities, a risk of environmental liability is inherent in our current and historical activities. Future additional environmental compliance or remediation obligations could adversely affect our business through increased production costs from implementing environmental compliance. By restricting or prohibiting the manufacture, distribution and use of our products, environmental regulations could harm our business.

Our business is subject to extensive and potentially costly environmental regulations that could significantly increase our operating costs and our ability to successfully operate.

We are subject to environmental regulations of the EPA and the California Air Resources Board (“CARB”).

In addition, sections 211(b)(2) and 211(e) of the Clean Air Act require fuel manufacturers to analyze the combustion and evaporative emissions generated by fuel and fuel additive products and survey existing scientific information for each product. Further, where adequate information is not available, manufacturers must conduct tests to screen for the potential adverse health effects of these emissions. Although our additive is already registered with the EPA, we are currently in the complex, costly and time-consuming process of registering our finished fuel for on-highway use with the EPA. Each fuel manufacturer is required to submit basic registration data as described in 40 CFR 79. The Company is required by the EPA to conduct “Tier 1” Health Effects Testing, and “Tier 2” and “Tier 3” Health Effects Testing may be required as well. Tier 2 testing relates to the inhalation of fuel and fuel additive emissions, while Tier 3 testing is confirmatory testing based upon the results of Tier 1 and/or Tier 2 tests. In 2003, an independent emissions testing laboratory completed all necessary tests to demonstrate that O2Diesel™ did not generate excessive or new regulated or unregulated toxic emissions as required by EPA for registration under the fuel “Tier 1” Health Effects emissions testing requirements. It is unclear whether further tests will have to be performed and there is no guarantee we would be able to successfully complete these tests if they are required. If further testing is required, completing the test protocols could require substantial time and expense. Once the fuel is registered, further emission testing is required by the EPA to verify the emissions benefits of our fuel as compared to conventional diesel fuel. The EPA could also impose other conditions or restrictions in the registration that are detrimental to us or which increase costs.

Even if we receive all required permits from the EPA, we are also subject to regulations from CARB in the state of California. States set strict requirements for the sale and distribution of motor fuels, and provide certain incentives for the use of cleaner-burning fuels. Certain states also levy disincentives for the use of “dirtier” fuels, often in the form of monetary penalties. With the exception of California and Texas, which are permitted to set stricter state standards, all state motor fuel environmental regulations are governed by EPA policies set forth in the Clean Air Act, which generally limits individual state’s environmental regulation of fuels. In addition to environmental issues, many states have other regulations regarding the sale of fuel to which the Company may be subjected.

Currently, we are in the application process with CARB. In 2003, the Company achieved regulatory recognition (known as “verification”) in California granted by CARB for O2Diesel™ as an “alternative diesel fuel”. During this same period, the Division of Measurement Standards of the California Department of Food & Agriculture designated O2Diesel™ as a “developmental engine fuel” which is a requirement for a fuel to be marketed legally in the state if it lacks an American Society for Testing and Materials (“ASTM”) specification. O2Diesel™ does not have an ASTM specification. During 2006, we are conducting a revised series of tests to qualify O2Diesel™ as a California Diesel Emissions Control Strategy both as a stand alone fuel and in conjunction with various exhaust after treatment devices, such as both direct oxidation catalysts (DOC’s) and Diesel Particulate Filters (DPF’s). There is no guarantee we will be successful with these tests.

Additionally, environmental laws and regulations, both at the federal and state level, are subject to change and changes can be made retroactively. Consequently, even if we obtain approval, we may be required to invest or spend considerable resources to comply with future environmental regulations. If any of these events were to occur, they may have a material adverse impact on our operations, cash flows and financial performance.

We may not be able to obtain an ASTM specification for our fuel, which may be necessary for our contract with the U.S. Department of Defense.

We have drafted a specification for our fuel and will propose a ballot for incorporation of this fuel as an ASTM specification during 2006. Since this is a consensus organization, we can not be assured that our specification will be viewed positively and incorporated into the book of ASTM standards. Failure to obtain an ASTM specification for our fuel could complicate the purchase of this fuel for state and federal government agencies.

Since incorporation of an ethanol-diesel specification into the ASTM standards is not guaranteed, we are working with the military to provide them with a standard for procurement of our fuel for use in non-strategic military vehicles operated by the Department of Defense (DOD). Our fuel, which may also include a biodiesel blending component, is expected to meet federally mandated fuel requirements. This may require a legislative initiative which may take considerable time to complete. At this point, we are in the early stages of these programs so it is not possible to predict when this work will be completed or if we will obtain the desired results once it is completed.

Developing new products, creating effective commercialization strategies for our technology and enhancing our products and strategies are subject to inherent risks. These risks include unanticipated delays, unrecoverable expenses, technical problems or difficulties, as well as the possibility that funds will be insufficient. Any one of these could make us abandon or substantially change our technology commercialization strategy.

Our success will depend upon, among other things, our products meeting targeted cost and performance objectives for large-scale production, our ability to adapt technologies to satisfy industry standards, satisfying consumer expectations and needs and bringing our products to market before the market is saturated. We may encounter unanticipated technical or other problems that result in increased costs or substantial delays in introducing and marketing new products. Current and future products may not be reliable or durable under actual operating conditions or otherwise commercially viable. New products may not satisfy price or other performance objectives when introduced in the marketplace. Any of these events could adversely affect our realization of revenues from such new products.

Product liability claims related to our products could prove to be costly to defend and could harm our business reputation.

Fuel and fuel-additive businesses may be adversely affected by litigation and complaints from distributors, customers and government authorities resulting from fuel quality, illness, injury or other health concerns or other issues. Adverse publicity surrounding such allegations could negatively affect O2Diesel, regardless of whether the allegations are true, by discouraging distributors and customers from buying our products. We could also incur significant costs and the diversion of management time in defending the Company against claims, whether or not such claims have any basis.

Commercialization of our product will rely on warranty support from diesel engine manufactures.

Customers who wish to use our fuel often request verification from the original equipment manufacturers (OEM’s) of their equipment that the warranties on their engines will be unaffected by the use of O2Diesel™. To date, the Company has experienced reluctance from the OEM’s to provide either verification or denial of the standard warranties issued upon purchase of the equipment when any alternative fuel is used. Additional testing and verification data on a variety of engines will be needed to accumulate significant enough information for OEM’s to expand their warranties for use of alternative fuels. Without warranty support from engine OEM’s, large scale market acceptance for our product may be difficult to achieve.

We face uncertainties managing our anticipated growth.

We cannot be certain that we will be able to successfully manage our anticipated growth. In order to successfully manage growth, we must improve our management, financial and informational systems and controls, and expand, train and manage our employee base effectively. There will be additional demands placed on our technical, sales, marketing and administrative resources as we expand in our target markets. Our ability to cope with these demands may be impaired because we are still at a relatively early stage of commercial development.

Our business may suffer if we are unable to attract and retain key officers or employees.

We believe our future success will depend greatly upon the expertise and continued service of certain key executives and technical personnel. Furthermore, our ability to expand operations to accommodate our anticipated growth will also depend on our ability to attract and retain qualified management, finance, marketing, sales and technical personnel. However, competition for these types of employees is intense due to the limited number of qualified professionals. We have attempted to reduce these personnel risks by (i) entering into contracts with certain key employees, (ii) providing employment benefits such as vacations and health coverage, and (ii) adopting an employee stock option plan that covers most employees. However, these measures do not guarantee that employees will remain with the Company, or ensure that qualified employees can be recruited in the future.

Our ability to continue as a going concern is uncertain.

The report of our independent registered public accounting firm on our consolidated financial statements for the fiscal year ended December 31, 2005 states that because of accumulated losses and working capital deficiency, there is substantial doubt about the Company’s ability to continue as a going concern. This “going concern” opinion could adversely affect our ability to sell our products, attract and retain strategic relationships and obtain additional financing.

The American Stock Exchange may delist our common stock.

On December 16, 2004, AMEX notified us that we did not meet certain AMEX listing standards and that we must submit a plan for returning to compliance with those standards to maintain our listing on the AMEX. In accordance with the procedures of AMEX, we filed an AMEX Plan with it to demonstrate the steps we shall take to return to full compliance. On February 15, 2005, the AMEX notified us that it had accepted our AMEX Plan, and that we would be given until June 2006 in which to regain compliance with the AMEX listing standards. In December 2005, the Company determined that it could not meet certain conditions of the AMEX Plan and met with representatives of AMEX to discuss the need to develop an amended plan to demonstrate how the Company will be in compliance by June 2006.

As indicated in our Form-10-QSB filed for the quarter ended March 31, 2006, the Company was not in compliance with the listing standards of the AMEX, because it lacked the requisite amount of stockholders’ equity. To achieve the required level of stockholders’ equity, we anticipated having to raise a total of approximately $10.5 million in new equity during 2006. The Company believed it needed to raise an additional $7 million in new capital prior to June 2006 and then raise an additional $3.5 million in equity in the second half of 2006 to allow it to execute its business plan for the year and to remain in compliance with the AMEX standards. As part of its efforts to meet these AMEX requirements, the Company closed an offer to existing warrant holders to exercise their warrants at a reduced price for proceeds of $592,692 after expenses. In addition, the Company closed two private placements totaling $6.5 million as part of this effort. Finally, certain shareholders from a 2005 private placement exercised their warrants in June 2006 for proceeds of $865,480, after expenses. On July 17, 2006, the Company received a letter from the AMEX indicating that the Company has regained compliance with AMEX listing requirements.

Failure to remain in compliance with AMEX’s listing standards will likely lead to the delisting of our common stock from AMEX. We cannot assure you, if we will continue to meet the AMEX’s listing requirements. If the Company’s common stock was to be de-listed by the AMEX, its shares would continue to be traded as a bulletin board stock.

THE ABOVE RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS AND INFORMATION INCORPORATED HEREIN BY REFERENCE BEFORE PURCHASING THE SECURITIES OFFERED HEREBY. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN OR INCORPORATED HEREIN BY REFERENCE, THE DISCUSSION IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE HEREIN SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN OR ARE INCORPORATED HEREIN BY

REFERENCE INTO THIS PROSPECTUS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE OR INCORPORATED HEREIN BY REFERENCE. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED ABOVE, AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN OR INCORPORATED HEREIN BY REFERENCE.

Forward-Looking Statements

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). Such forward-looking statements include statements regarding, among other things, (a) our expectations about product development activities, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this Prospectus generally. In light of these risks and uncertainties, the events anticipated in the forward-looking statements may not occur. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

The information contained in this Prospectus, as well as in our SEC filings, identifies important factors that could adversely affect actual results and performance. Prospective investors are urged to carefully consider such factors.

All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statements.

Use of Proceeds

This Prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. The selling stockholders will receive all of the proceeds from the sale of the common stock offered by this prospectus. The selling stockholders will pay any underwriting discounts, commissions and expenses incurred by the selling stockholders for brokerage, accounting or tax services or any other expenses incurred by the selling stockholders in disposing of the shares of common stock. We will receive no proceeds from the sale of shares of common stock in this offering.

The Subscription Warrants entitle the selling stockholders to purchase over a period of two years up to an aggregate of 41,425 shares of our common stock. Each warrant is exercisable at a price of $0.70 per share during the first twelve months, or $1.05 per share in the second twelve months following the closing. The Investor Warrants entitle the selling stockholders to purchase over a period of forty-two (42) months 4,333,334 shares of common stock at an exercise price of $0.825 per share during the period of six (6) months to forty-two (42) months subsequent to issuance. We will receive the proceeds of any exercise of the warrants. All such proceeds will be used for working capital and general corporate purposes.

Selling Shareholders

The following table sets forth the number of shares owned by each of the selling shareholders who acquired their shares as a result of the private placements completed on June 10, 2005 and April 27, 2006. None of the selling shareholders has had a material relationship with us during the past three years. No estimate can be given as to the amount of our common stock that will be held by the selling shareholders after the completion of this offering because the selling shareholders may offer all or some of our common stock. There currently are no agreements, arrangements or understandings with respect to the sale of any of our common stock by the selling shareholders. The shares offered by this prospectus may be offered from time to time by the selling shareholders named below. This prospectus also covers any additional shares of common stock which may become issuable in connection with shares sold by reason of a stock dividend, stock split, recapitalization or other similar transaction affected without us receiving any cash or other value, which results in an increase in the number of our outstanding shares of common stock.

Name of Selling Shareholder	Number of Shares Owned	% of Outstanding Shares*	Total Shares Registered for Sale

UBS AG	5,333,333	7.23%	2,666,667
Standard Bank Plc	3,333,333	4.52%	1,666,667
Eduardo Hernández Rivera	18,250	*	27,375
Franklin Velarde Cieza	4,320	*	6,480
Ana Gascon Ortega	3,000	*	4,500
Enrique Sola Poetter	2,500	*	3,750
Jesus Iruzubieta Estebas	19,100	*	28,650
Faustino Burguillo Arroyo	7,000	*	10,500
Jose Viano Arca	2,740	*	4,110
Mercedes Cerezo Vitores	18,180	*	27,270
Jordi Parello Izquierdo	4,260	*	6,390
Montse Fresquet Penaranda	3,500	*	5,250
Total	8,749,516	11.86%	4,457,609

*	Less than 1%

Plan of Distribution

We are registering 82,850 shares of common stock and 4,374,759 shares of our common stock issuable upon the exercise of warrants to permit the resale of these shares of our common stock by the selling stockholders from time to time after the date of this prospectus. We are registering the common stock to fulfill our obligations under subscription agreements with the selling stockholders. The registration of the common stock does not necessarily mean that any of the shares will be offered or sold by the selling stockholders under this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all fees and expenses incident to the registration of the shares of common stock, including the reasonable fees and disbursements of counsel to the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Exchange Act, may apply to sales of our common stock and activities of the selling stockholders.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

We are permitted to suspend the use of this prospectus in connection with sales of the shares of our common stock offered under this prospectus by holders during periods of time under certain circumstances relating to pending corporate developments and public filings with the SEC and similar events.

Legal Matters

Arnold & Porter LLP will opine upon the validity of the shares of common stock and certain other legal matters in connection with this offering.

Experts

The consolidated financial statements of O2Diesel Corporation appearing in O2Diesel Corporation’s Annual Report (Form 10-KSB) for the year ended December 31, 2005 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Notice Relating to this Prospectus

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by the Company or the selling shareholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this Prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

Where You Can Find More Information

The Company has filed a Registration Statement on Form S-3 with the SEC. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information included in the Registration Statement. Some information is omitted from this Prospectus in accordance with the rules of the SEC and you should refer to the Registration Statement and its exhibits for additional information. You may also find information about us at our website: www.o2diesel.net. The contents of our website are not part of this Registration Statement and our Internet address is included in this document as an inactive textual reference only. Our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, Current Reports on Form 8-K, any amendments to those reports filed by us with the SEC pursuant to Sections 13(a) and 15(d) of the Exchange Act, are accessible free of charge through our website as soon as reasonably practicable after we electronically file those documents with, or otherwise furnish them to, the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 107 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public on the SEC’s Internet web site at http://www.sec.gov.

You should rely only on the information contained in this Prospectus. Neither the Company nor the selling shareholder has authorized anyone to provide you with any information that is different from that contained in this Prospectus. The information contained in this Prospectus is accurate as of the date of this Prospectus. You should not assume that there have been no changes in the affairs of the Company since the date of this Prospectus or that the information in this Prospectus is correct as of any time after the date of this Prospectus, regardless of the time that this Prospectus is delivered or any sale of the common stock offered by this Prospectus is made. This Prospectus is not an offer to sell or a solicitation of an offer to buy the shares covered by this Prospectus in any jurisdiction where the offer or solicitation is unlawful.

Incorporation of Certain Documents by Reference

The SEC allows us to “incorporate by reference” the information that we file with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

1.    Our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed on April 13, 2006.

2.    The Company’s Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, 2006, filed with the SEC on May 15, 2006, and June 30, 2006, filed with the SEC on August 14, 2006.

3.    The Company’s Current Reports on Form 8-K or 8-K/A filed with the SEC on March 29, 2006, April 20, 2006, April 27, 2006, May 2, 2006, May 10, 2006, July 12, 2006 and July 28, 2006.

4.    The description of the Company’s Common Stock incorporated in the Company’s Registration Statement on Form SB-2 filed with the SEC on June 30, 2000, Form 8-A filed with the SEC on June 23, 2004 and all amendments or reports filed for the purpose of updating such description.

We also incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, prior to the termination of the offering to which this prospectus relates.

You may request a copy of any of these filings, at no cost, by writing or calling us at the following address:

O2Diesel Corporation
100 Commerce Drive, Suite 301
Newark, Delaware 19713
(302) 266-6000

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions, if any) are set forth below. Each item listed is estimated, except for the Securities and Exchange Commission (“SEC”) registration fee and the American Stock Exchange additional listing fee.

Securities and Exchange Commission registration fee	$419.73
American Stock Exchange additional listing fee	15,000.00
Legal fees and expenses	25,000.00
Registrar and transfer agent’s fees and expenses	1,500.00
Printing and mailing expenses	15,000.00
Total expenses	$56,919.73

Item 15. Indemnification of Directors and Officers

Under Delaware law, a corporation may include in its certificate of incorporation (“Certificate”) a provision that eliminates or limits the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, but no such provision may eliminate or limit the liability of a director (a) for any breach of duty of loyalty, (b) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law (the “DGCL”) (dealing with illegal redemptions and stock repurchases), or (d) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate limits personal liability of directors to the fullest extent permitted by Delaware law.

The Certificate also provides that the Registrant shall, to the fullest extent permitted by Section 145 of the DGCL, as amended, indemnify all persons whom it may indemnify thereto, provided that if such indemnified person initiates a proceeding, he or she shall be indemnified only if the Registrant’s board of directors approved such action. Section 145 of the DGCL permits indemnification against expenses, fines, judgments and settlements incurred by any director, officer or employee of a company in the event of pending or threatened civil, criminal, administrative or investigative proceedings, if such person was, or was threatened to be made, a party by reason of the fact that he or she is or was a director, officer or employee of the company. Section 145 and the Registrant’s Certificate also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled.

The Registrant has a directors’ and officers’ liability insurance policy in place pursuant to which its directors and officers are insured against certain liabilities, including certain liabilities under the Securities Act and the Exchange Act.

Item 16. Exhibits

Exhibit
Number	Description
3.1	Certificate of Amendment, amending the Certificate of Incorporation (1)

3.2	Bylaws (2)

4.1	Specimen of Stock Certificate (3)

5.1	Opinion of Arnold & Porter LLP (4)

10.1	Form of Subscription Agreement for 2nd Stage Private Placement (5)

10.2	Form of Subscription Warrant (6)

10.3	Common Stock and Warrant Purchase Agreement for $4.0 million Private Placement (7)

10.4	Form of Warrant for $4.0 million Private Placement (7)

10.5	Amendment No. 1 to Common Stock and Warrant Purchase Agreement for $4.0 million (8)

10.6	Common Stock and Warrant Purchase Agreement for $2.5 million Private Placement (7)

10.7	Form of Warrant for $2.5 million Private Placement (7)

10.8	Amendment No. 1 to Common Stock and Warrant Purchase Agreement for $2.5 million Private Placement (8)

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (9)

(1)	Previously filed as an exhibit to the Company's quarterly report on Form 10-QSB for the quarterly period ended June 30, 2006 filed with the SEC on August 14, 2006 and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Company’s current report on Form 8-K on January 5, 2005, and incorporated herein by reference.
(3)
Previously filed as an exhibit to the Company’s registration statement on Form SB-2 on June 30, 2000, as amended, September 19, 2000, November 3, 2000, December 22, 2000 and incorporated herein by reference.

(4)	Previously filed as an exhibit to the Company's Form S-3 on July 28, 2006, and incorporated herein by reference.
(5)	Previously filed as an exhibit to the Company’s current report on Form 8-K on June 16, 2005, and incorporated herein by reference.
(6)	Previously filed as an exhibit to the Company’s current report on Form 8-K on March 23, 2005, and incorporated herein by reference.
(7)	Previously filed as an exhibit to the Company’s current report on Form 8-K on April 20, 2006, and incorporated herein by reference.
(8)	Previously filed as an exhibit to the Company’s current report on Form 8-K on April 27, 2006, and incorporated herein by reference.
(9)	Filed herewith.

Item 17. Undertakings

(a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) Each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to an offering, other than registration statements relaying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newark, Delaware, on this 31st day of August 2006.

O2DIESEL CORPORATION

By:	/s/ Alan R. Rae
Alan R. Rae Chief Executive Officer and Secretary

By:	/s/ David H. Shipman
David H. Shipman Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Alan R. Rae	Director, Chief Executive Officer and Secretary
Alan R. Rae	(Principal Executive Officer)	August 28, 2006

/s/ David H. Shipman	Chief Financial Officer
David H. Shipman	(Principal Financial and Accounting Officer)	August 28, 2006

/s/ Arthur Meyer
Arthur Meyer	Chairman	August 28, 2006

/s/ Karim Jobanputra
Karim Jobanputra	Director	August 29, 2006

/s/ David L. Koontz
David L. Koontz	Director	August 28, 2006

Hendrik Rethwilm	Director	August __, 2006

/s/ E. Holt Williams
E. Holt Williams	Director	August 28, 2006

/s/ Jeffrey Cornish
Jeffrey Cornish	Director	August 28, 2006

/s/ Gerson Santos-Leon
Gerson Santos-Leon	Director	August 28, 2006